Basket Linked Buffered Underlying Securities (BUyS)

Out-Performance ¡ World Equities & Currencies Basket ¡ Bullish ¡ Medium Term Investment

Indicative Terms as of August 12, 2008

CUSIP:	2515A0 RV 7

Issuer:	Deutsche Bank AG, London Branch

Rating[1]:	Moody’s Aa1 / S&P AA-

Maturity / Tenor:	Five Years

Basket:	MSCI EAFE® Index, MSCI Emerging Markets IndexSM and Deutsche Bank Balanced Currency Harvest (USD) Index, each a Basket Index and, collectively, the Basket Indices

Initial Basket Level:	100

Final Basket Level:	100 x [1 + (MSCI EAFE Return x 65%) + (MSCI Emerging Markets Return x 25%) + (DB Balanced Currency Harvest Return x 10%)], where MSCI EAFE Return, MSCI Emerging Markets Return and DB Balanced Currency Harvest Return are each the performance of the respective Basket Index, expressed as a percentage, from the respective index closing level on the Trade Date to the respective index closing level on the Final Valuation Date.

Basket Return:	Final Basket Level – Initial Basket Level Initial Basket Level

Participation Rate:	120% - 136% (TBD on Trade Date)

Buffer Level:	20% of the Initial Basket Level (first 20% depreciation of the Basket is fully protected)

Payment at Maturity:

If the Final Basket Level:

(a) is greater than or equal to the Initial Basket Level, a cash payment equal to the Basket Return multiplied by the Participation Rate. Accordingly, the Payment at Maturity will be: $1,000 + ($1,000 x Basket Return x Participation Rate); OR

(b) is less than the Initial Basket Level, and such decline is equal to or less than the Buffer Level, the Payment at Maturity will be $1,000; OR

(c) is less than the Initial Basket Level, and such decline is greater than the Buffer Level, the Payment at Maturity will be $1,000 + [$1,000 x (Basket Return + Buffer Level)].

Discounts and Commissions:	The Agents will not receive a commission in connection with the sales of the BUyS. Deutsche Bank Securities, Inc. and other agents may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 face amount. Deutsche Bank Securities, Inc. may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 face amount.

Agents:	Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas

Best Case Scenario at Maturity
If the Basket Return is positive, investor receives 120% - 136% of the performance of the Basket Return at maturity (TBD on Trade Date).

Worst Case Scenario at Maturity

If the Final Basket Level is lower than the Initial Basket Level by more than the Buffer Level, an investment in the BUyS will decline by 1% for every 1% decline in the Basket beyond the Buffer Level. Subject to the credit of the Issuer, the maximum loss on an investment is 80%.

Benefits

■     Developed and emerging markets equity exposure and access to a currency index that has its returns linked to the performance of a rules-based, multi-currency investment strategy that takes long positions in high-yielding currencies and short positions in low yielding currencies with an automatic, quarterly, rules-based rebalancing

■     Uncapped leveraged participation if the Basket Return is positive and protection for the first 20% of depreciation if the Basket Return Is negative

■     BUyS will outperform the Basket at maturity if the Final Basket Level is above or below the Initial Basket Level

Risks

■     Because BUyS do not offer full principal protection of your initial investment and the return of the BUyS is linked to the weighted performance of the Basket Indices, you may lose up to 80% of your initial investment

■     Basket Indices expose you to various risks including exchange rate risk, currency index strategy risk and emerging and foreign markets risks

■     An investment in the BUyS is subject to the credit of the Issuer

Important Dates
Offering Period: August 12 – September 5, 2008 Trade Date: September 5, 2008 Settlement Date: September 10, 2008 Final Valuation Date: September 5, 2013 Maturity Date: September 10, 2013 (5 years)

ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-137902 Dated August 12, 2008 R-6034-1 (08/08)

NOT FDIC / NCUA INSURED MAY LOSE VALUE NO BANK GUARANTEE NOT A DEPOSIT NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

1 As of August 1, 2008. A credit rating is not a recommendation to buy, sell or hold the BUyS and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to notes issued under Deutsche Bank AG’s Global Notes Program, Series A does not enhance, affect or address the likely performance of the BUyS other than the ability of the Issuer to meet its obligations.

DWS Structured Products    1.866.637.9185    www.dws-sp.com

BUyS Fact Sheet

DWS Structured Products

Return Scenarios at Maturity (Assumes a Buffer Level of 20% and a Participation Rate of 128%)

Basket Return (%)	BUyS Return (%)	Payment at Maturity (per $1,000 invested)

40.0%	-20.0%	$800

-30.0%	-10.0%	$900

-15.0%	0.0%	$1,000

-5.0%	0.0%	$1,000

0%	0.0%	$1,000

5.0%	6.4%	$1,064

10.0%	12.8%	$1,128

15.0%	19.2%	$1,192

20.0%	25.6%	$1,256

30.0%	38.4%	$1,384
This hypothetical scenario analysis does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the BUyS. No representation is made that any trading strategy or account will, or is likely to, achieve similar returns to those shown above. Hypothetical results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from this analysis.

Selected Risk Factors

YOUR INVESTMENT IN THE BUyS MAY RESULT IN A LOSS — The BUyS do not guarantee any return of your initial investment in excess of $200 per $1,000 face amount. The return on the BUyS at maturity is linked to the weighted performance of the Basket Indices and will depend on whether, and the extent to which, the Basket performance is positive or negative.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE BUyS PRIOR TO MATURITY — Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the BUyS prior to maturity. You should be willing and able to hold your BUyS to maturity.

NO PERIODIC COUPON OR DIVIDEND PAYMENTS OR VOTING RIGHTS — You will not receive periodic coupon payments on the BUyS or have voting rights or rights to receive cash dividends or other distributions with respect to the component stocks of the Basket Indices.

LACK OF LIQUIDITY — There may be little or no secondary market for the BUyS. The BUyS will not be listed on any securities exchange.

OUR RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE BASKET INDICES OR THE MARKET VALUE OF THE BUyS — We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the BUyS, which could affect the level of the Basket Indices or the value of the BUyS.

POTENTIAL CONFLICTS — Because we and our affiliates play a variety of roles in connection with the issuance of the BUyS, including acting as calculation agent, hedging our obligations under the BUyS, and acting as sponsor of the Deutsche Bank Balanced Currency Harvest (USD) Index, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the BUyS.

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE BUyS — In addition to the level of the Basket Indices on any day, the value of the BUyS will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

CHANGES IN THE VALUE OF THE BASKET INDICES MAY OFFSET EACH OTHER — Price movements in the Basket Indices may not correlate with each other. At a time when the levels of some of the Basket Indices increase, the levels of other Basket Indices may not increase as much or may decline. Therefore, in calculating the Basket Return, increases in the level of one or more of the Basket Indices may be moderated, offset or more than offset by lesser increases or declines in the levels of the other Basket Indices.

COUNTERPARTY RISK — The payment of amounts owed to you under the BUyS is subject to the Issuer’s ability to pay. Consequently, you are subject to counterparty risk and are susceptible to risks relating to the creditworthiness of Deutsche Bank AG.

THE BASKET INDICES ARE UNEQUALLY WEIGHTED — The Basket Indices are unequally weighted. Accordingly, performances by the Basket Indices with higher weightings will influence the Final Basket Level and therefore the Basket Return to a greater degree than the performance of Basket Indices with lower weightings. If one or more of the Basket Indices with higher weightings perform poorly, that poor performance could negate or diminish the effect on the Final Basket Level of any positive performance by the lower weighted Basket Indices.

THE BASKET INDICES EXPOSE YOUR INVESTMENT TO VARIOUS RISKS — The Basket Indices expose you to various risks including risks relating to exchange rate fluctuations, foreign equity markets and securities, emerging markets and the strategy of the Deutsche Bank Balanced Currency Harvest (USD) Index which includes risks concerning interest rates, exchange rate volatility, interest rate movements and offsetting movements of the currencies within this Basket Index. To learn more about these risk factors, you should read the section entitled “Selected Risk Factors” in the term sheet for this transaction.

THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE BUyS ARE UNCLEAR — Significant aspects of the U.S. federal income tax treatment of the BUyS are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax consequences described in the accompanying term sheet.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 477J and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, term sheet No. 477J and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the BUyS at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the BUyS prior to their issuance. We will notify you in the event of any changes to the terms of the BUyS, and you will be asked to accept such changes in connection with your purchase of any BUyS. You may also choose to reject such changes, in which case we may reject your offer to purchase the BUyS.

DWS Structured Products    1.866.637.9185    www.dws-sp.com